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SEC 1746 (2-98) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.     )*

Sensar Corporation (Name of Issuer)
Common Stock, par value $.001 per share (Title of Class of Securities)
817253107 (CUSIP Number)

Bryan T. Allen, Esq.
Stoel Rives LLP
201 South Main Street, Suite 1100
Salt Lake City, UT 84111
(801) 328-3131
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 23, 2002 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 817253107	SCHEDULE 13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Philip N. Kaplan

2	Check the Appropriate Box if a Member of	(a)	/ /
	a Group (See Instructions)	(b)	/ /

3	SEC Use Only

4	Source of Funds (See Instructions)
PF

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

6	Citizenship or Place of Organization United States

Number of Shares		7	Sole Voting Power
3,016,767 (includes 36,347 shares held in the name of Stacy J. Kaplan, wife of Philip N. Kaplan).
Beneficially

		8	Shared Voting Power
-0-
Owned by Each

		9	Sole Dispositive Power
3,016,767 (includes 36,347 shares held in the name of Stacy J. Kaplan, wife of Philip N. Kaplan).
Reporting Person With

		10	Shared Dispositive Power
-0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,016,767 (includes 36,347 shares held in the name of Stacy J. Kaplan, wife of Philip N. Kaplan).

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13	Percent of Class Represented by Amount in Row (11)
13.7%

14	Type of Reporting Person (See Instructions)
IN

Item 1. Security and Issuer

  (a)
  Title of Class of Equity Securities: Common Stock, $.001 par value (the "Common Stock").

  (b)
  Name of Issuer: Sensar Corporation (the "Issuer")

  (c)
  Address of Issuer's Principal Executive Office: One Jenner, Suite 100, Irvine CA 92618.

Item 2. Identity and Background

  (a)
  Name: Philip N. Kaplan (the "Reporting Person")

  (b)
  Residence address: 101 Scholz Plaza, #218, Newport Beach CA 92663

  (c)
  Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

    The Reporting Person is the Chief Operating Officer of Sensar Corporation. The address of Sensar Corporation is One Jenner, Suite 100, Irvine CA 92618.

  (d)
  Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case: No

  (e)
  Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: No

  (f)
  Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration

        On April 23, 2020, the Issuer, a wholly-owned subsidiary the Issuer, and VitalStream, Inc. ("VitalStream") consummated a merger, pursuant to which the wholly-owned subsidiary merged with an into VitalStream and VitalStream survived as a wholly-owned subsidiary of the Issuer. As a result of the merger, the outstanding VitalStream shares were converted into an aggregate of 15,228,521 shares of Issuer common stock (and have the right to received up to an additional 13,000,282 shares of Issuer common stock if certain conditions are satisfied over the next two years). The Reporting Person formerly held 4,150,000 shares of VitalStream common stock; each share of VitalStream common stock converted into the right to receive approximately 0.72693 restricted shares of Issuer common stock, thus Reporting Person received a total of 3,016,767 shares of Sensar common stock in the merger. Pursuant to the terms of the merger agreement, if certain conditions are satisfied during the next two years, the conversion ratio may periodically be adjusted, up to a maximum conversion ratio of 1.3747 Issuer shares per VitalStream share. If the conversion ratio is adjusted, the Reporting Person's ownership interest will be proportionately increased.

Item 4. Purpose of Transaction

        All acquisitions of shares of the Common Stock by the Reporting Person were for investment purposes. The Reporting Person reserves the right to purchase additional shares of the Common Stock or to dispose of such securities in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, the Reporting Person presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

  (a)
  and (b) The Reporting Person is the beneficial owner of 3,016,767 shares of Common Stock, which include 36,347 shares held in the name of Stacy J. Kaplan, the wife of the Reporting Person. The Reporting Person's beneficial ownership of shares of Common Stock in the Company represents approximately 13.7% of the total number of outstanding shares of the Common Stock.

  (c)
  During the last sixty days, the Reporting Person has effected the following transactions in shares of the Common Stock:

Date	Type of Transaction	No. of Shares	Price
4/23/02	Conversion from merger	3,016,767	4,150,000
			Vitalstream shares
  (d)
  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referenced in Item 5(a) above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        None.

Item 7. Material to Be Filed as Exhibits

        None.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

Philip N. Kaplan

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  Item 1. Security and Issuer
  Item 2. Identity and Background
  Item 3. Source and Amount of Funds or Other Consideration
  Item 4. Purpose of Transaction
  Item 5. Interest in Securities of the Issuer
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
  Item 7. Material to Be Filed as Exhibits
SIGNATURE